Cadbury plc
Resolutions submitted to the UK Listing Authority

In accordance with paragraph 9.6.2 of the Listing Rules, Cadbury plc has submitted to the UK Listing Authority copies of resolutions other than those concerning ordinary business passed at its Annual General Meeting, held on Thursday 14 May 2009. This document will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

J M Mills
Director of Group Secretariat
22 May 2009